August 6, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE: Puget Energy, Inc.

Additional Representations re: Registration Statement on Form S-4, No. 333-258559

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, No. 333-258559 (the “Registration Statement”), relating to the offer to exchange (the “Exchange Offer”) up to $500,000,000 aggregate principal amount of Puget Energy, Inc.’s (the “Company”) 2.379% Senior Notes due 2028 (the “Exchange Notes”) for outstanding 2.379% Senior Notes due 2028 (the “Original Notes”), the Company hereby states that we are registering the Exchange Offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling, Commission (July 2, 1993) no-action letters and represent that:

1.

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.

The Company will make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus, that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes of each series to be acquired in the Exchange Offer, such person (a) could not rely on the Commission position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3.

The Company will (a) make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (b) include in the transmittal letter or similar documentation to be executed by exchange offerees in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions, please contact Andrew Bor, our legal counsel, at (206) 359-8577.

PUGET ENERGY, INC.

/s/ Steve Secrist
Steve Secrist
Senior Vice President, General Counsel and Chief Ethics and Compliance Officer

cc:	Andrew Bor, Perkins Coie LLP